UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Ameritrans Capital Corporation

(Name of Issuer)

9 3/8% Cumulative Participating Redeemable Preferred Stock (face value $12.00)

(Title of Class of Securities)

03073H207

(CUSIP Number)

Robert C. Ammerman (617) 478-9612
c/o Capital Resource Partners, 31 State Street, Boston, MA  02109

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03073H207	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS. Robert C. Ammerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 122,736 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 122,736 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,736 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 4 pages

Schedule 13D

This Amendment No. 10 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on July 9, 2013 by Robert C. Ammerman with respect to shares of the 9 3/8% Cumulative Participating Redeemable Preferred Stock (face value $12.00) of Ameritrans Capital Corporation.

Item 4.        Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

Mr. Ammerman acquired the Record Shares for investment purposes.  Mr. Ammerman currently intends to obtain control of a majority of the issued shares of the 9 3/8% Cumulative Participating Redeemable Preferred Stock (face value $12.00) of the Issuer, and to exercise corresponding voting and control rights in the Issuer, which may result in all or some of the transactions identified in clauses (a)-(j) of Item 4 of Schedule 13D.

On June 19, 2013, Mr. Ammerman delivered to the Issuer a written consent with respect to the Record Shares and the shares of the 9 3/8% Cumulative Participating Redeemable Preferred Stock (face value $12.00) owned by one other person to effect the removal of John R. Laird, Ivan J. Wolpert, Steven Etra and Elliott Singer as directors of the Issuer and to elect Robert Ammerman and three other persons as directors of the Issuer.  Upon the Issuer refusing to recognize the validity of such consent, Mr. Ammerman filed an action in the Court of Chancery of the State of Delaware on June 26, 2013 to effect the actions taken by the consent and to invalidate the provisions of the Issuer’s bylaws establishing the quorum and vote required for board action.  Mr. Ammerman intends to take actions reasonably related to enforcing the validity of the consent.

On July 12, 2013, Mr. Ammerman and the three other persons named in the written consent previously delivered by Mr. Ammerman to the Issuer were appointed directors of the Issuer, effective upon the resignation of all of the Issuer’s prior directors.

On July 17, 2013, the Issuer entered into an agreement with Mr. Ammerman pursuant to which the Issuer may borrow up to $200,000 from Mr. Ammerman at any time prior to December 31, 2013.  Amounts borrowed pursuant to such agreement are unsecured and bear interest at a rate of 5% per annum.  The Issuer is to repay any amounts borrowed thereunder on December 31, 2013, and may elect to prepay such amounts only at the direction of a majority of the Issuer’s directors, excluding Mr. Ammerman.

On July 22, 2013, Mr. Ammerman was appointed as the Issuer’s interim Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary.

Page 3 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 22, 2013

/s/ Robert C. Ammerman Robert C. Ammerman

Page 4 of 4 pages